News Release 20-06

February 20, 2020
SSR MINING REPORTS FOURTH QUARTER AND YEAR-END 2019 RESULTS
VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the fourth quarter and year ended December 31, 2019.

Paul Benson, President and CEO said, “SSR Mining had another successful year in 2019 as we continued our track record of achieving production and cost guidance for the eighth consecutive year. We delivered reserve growth at Marigold and resource growth at Seabee, which continue to support mine life extensions at both assets.
Looking ahead, 2020 consolidated production is forecast to grow to approximately 425,000 gold equivalent ounces. With over $500 million of cash and an outlook of increasing production and higher margins at today’s precious metal prices, we are well positioned to continue our track record of creating value for our shareholders."

Fourth Quarter and Year-End 2019 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Achieved annual production and cost guidance: Achieved guidance for the eighth consecutive year by delivering gold equivalent production of 421,828 ounces at cash costs of $740 per payable gold equivalent ounce sold.(1)

▪
Continued our track record of Mineral Reserves and Resources growth: Successful exploration activities in 2019 increased gold Mineral Reserves at the Marigold mine to 3.9 million ounces. At the Seabee Gold Operation, gold Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased to 1.1 million ounces and gold Inferred Mineral Resources increased to 583,000 ounces.

▪
Fourth consecutive year of positive earnings per share: Annual basic attributable income per share in 2019 was $0.47, an increase of 840% from 2018. Annual adjusted basic attributable income per share in 2019 was $0.81, a 252% increase from 2018.(1)

▪
Delivered record annual gold production at Seabee: The operation achieved its sixth consecutive annual production record, producing 112,137 ounces of gold, exceeding the top end of our annual guidance. Annual cash costs were $464 per payable ounce of gold sold.(1)

▪
Strong operating performance at Marigold: Delivered gold production of 59,186 ounces for the fourth quarter of 2019, resulting in annual production of 220,227 ounces of gold, marking an annual production record and exceeding the top end of our annual guidance. Reported annual cash costs of $811 per payable ounce of gold sold. (1)

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪
Successful ramp-up of Puna: Produced 7.7 million ounces of silver in 2019 at annual cash costs of $10.38 per payable ounce of silver sold.(1) Strong fourth quarter results with production of 2.1 million ounces of silver and cash costs of $8.90 per payable ounce of silver sold(1), demonstrating operational improvements made through the year.

▪	Acquired 8,900 hectares contiguous to the Marigold mine: Prospective land package on trend with several zones of gold mineralization.

▪
Consolidated 100% ownership in Puna Operations: Completed acquisition of the remaining 25% interest in Puna Operations leading to an immediate increase in silver production and improved operational flexibility.

▪	Maintained strong liquidity and balance sheet: Cash balance increased to $504 million and the value of marketable securities increased to $66 million.

▪
Completed $230 million convertible notes offering: Issued $230 million aggregate principal amount of 2.50% unsecured convertible senior notes on March 19, 2019. A portion of the proceeds was used to repurchase $150 million of our outstanding $265 million 2.875% convertible notes.

▪	Published inaugural Sustainability Report: Report outlines our approach to sustainability and underscores our commitment to transparency with our stakeholders.

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold and adjusted basic attributable income per share to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Financial Measures”.

SSR Mining Inc.	PAGE 2

Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	2019	2018
Total material mined (kt)	18,457	19,033	19,254	17,295	74,039	70,431
Waste removed (kt)	11,736	12,676	12,185	11,767	48,364	42,907
Total ore stacked (kt)	6,721	6,357	7,070	5,528	25,676	27,526
Gold stacked grade (g/t)	0.36	0.51	0.38	0.34	0.40	0.37
Gold recovery (%)	76.0	77.0	75.0	73.0	75.4	73.5
Strip ratio	1.7	2.0	1.7	2.1	1.9	1.6

Mining cost ($/t mined)	1.83	1.73	1.65	1.73	1.74	1.76
Processing cost ($/t processed)	1.03	1.17	1.01	1.20	1.10	1.03
General and administrative costs ($/t processed)	0.54	0.54	0.47	0.54	0.51	0.45

Gold produced (oz)	59,186	52,968	54,922	53,151	220,227	205,161
Gold sold (oz)	61,088	50,650	59,702	55,517	226,957	198,884

Realized gold price ($/oz) (1)	1,478	1,481	1,309	1,303	1,391	1,261

Cash costs ($/oz) (1)	778	822	835	812	811	723
AISC ($/oz) (1)	1,117	1,104	986	930	1,034	974

Financial data ($000s)
Revenue	90,198	74,820	78,039	72,263	315,320	250,341
Income from mine operations	30,263	22,064	13,939	12,981	79,247	50,213
Capital expenditures (2)	17,768	10,496	6,924	3,167	38,355	52,935
Capitalized stripping	2,116	2,031	871	2,293	7,311	7,489
Exploration expenditures (3)	1,190	1,990	2,452	3,653	9,285	10,209

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For further information, please refer to “Cautionary Note Regarding Non-GAAP Financial Measures”.

(2)	Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

For the year ended December 31, 2019, the Marigold mine produced 220,227 ounces of gold, an increase of 7% compared to the 205,161 ounces of gold produced for the year ended 2018. For the year ended 2019, gold sales were 226,957 ounces as 2019 began with 6,300 ounces in finished goods inventory.

For the year ended December 31, 2019, total material mined was 74.0 million tonnes, a 5% increase as compared to the year ended 2018. During the year ended December 31, 2019, we mined 25.7 million ore tonnes, a 7% decrease from the previous year, offset by an 8% increase in gold stacked grade.

SSR Mining Inc.	PAGE 3

During the fourth quarter of 2019, 18.5 million tonnes of material were mined, a decrease of 3% compared to the third quarter of 2019, due to a long shovel move and variance to planned haulage cycles. A new leach pad cell was commissioned on schedule with material stacking commencing in the fourth quarter.

During the fourth quarter of 2019, we delivered approximately 6.7 million tonnes of ore to the heap leach pads at a gold grade of 0.36 g/t. This compares to 6.4 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.51 g/t in the third quarter of 2019. Gold grade mined in the fourth quarter of 2019 was 29% lower than the prior quarter as primary ore deliveries from Mackay Phase 5 wound down and were replaced by lower grade material from Mackay Phase 4. The strip ratio declined to 1.7:1 in the fourth quarter of 2019, a decrease of 12% compared to the prior quarter.

During the fourth quarter of 2019, the Marigold mine produced 59,186 ounces of gold, a 12% increase compared to the prior quarter. The increase was due to higher-grade ore stacked during the third quarter of 2019, becoming available for production in the fourth quarter of 2019.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

For the year ended December 31, 2019, cash costs per payable ounce of gold sold were $811, an increase of 12% compared to the year ended 2018, primarily due to higher leach pad opening inventory unit costs. Total mining costs of $1.74 per tonne for the year ended December 31, 2019 were consistent with the prior year primarily due to 5% higher tonnes mined, offset partially by 4% higher total mining costs. Processing and general and administrative unit costs were higher for the year ended December 31, 2019 compared to the prior year mainly due to 7% fewer ore tonnes mined. Total processing costs for the year ended December 31, 2019 were consistent with total processing costs for the year ended 2018, while general and administrative costs increased 7% primarily due to higher labor costs.

For the year ended December 31, 2019, AISC per payable ounce of gold sold was $1,034 compared to $974 for the year ended December 31, 2018, primarily due to the higher cash costs referred to above, offset partially by an increase in the number of ounces sold.

In the fourth quarter of 2019, cash costs per payable ounce of gold sold were $778, a decrease of 5% compared to the previous quarter primarily due to lower leach pad opening inventory unit costs in the fourth quarter resulting from higher grades mined in the third quarter. Total mining costs of $1.83 per tonne in the fourth quarter of 2019 were 6% higher than the previous quarter due to 3% fewer tonnes mined and 3% higher total mining costs. Total mining costs were higher in the fourth quarter of 2019 mainly due to the timing of haul truck tire replacements. Processing unit costs were 12% lower in the fourth quarter of 2019 compared to the previous quarter mainly due to 6% higher ore tonnes mined and 7% lower total processing costs. Total processing costs were lower in the fourth quarter of 2019 mainly due to lower cyanide consumption and lower power unit rates. General and administrative unit costs in the fourth quarter of 2019 were consistent with the previous quarter as higher ore tonnes mined were offset by higher labor costs.

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In the fourth quarter of 2019, AISC per payable ounce of gold sold was $1,117 compared to $1,104 in the third quarter of 2019 due to higher planned sustaining capital expenditures, primarily related to the purchase of a PC7000 Komatsu shovel during the quarter for approximately $10.6 million.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

For the year ended December 31, 2019, we sold 226,957 ounces of gold, a 14% increase compared to sales of 198,884 ounces of gold during the prior year. We realized an average gold price of $1,391 per ounce during the year ended December 31, 2019, compared to an average realized gold price of $1,261 per ounce during the year ended December 31, 2018.

In the fourth quarter of 2019, we sold 61,088 ounces of gold, a 21% increase compared to sales of 50,650 ounces of gold in the third quarter of 2019. We realized an average gold price of $1,478 per ounce during the fourth quarter of 2019, compared to an average realized gold price of $1,481 per ounce during the third quarter of 2019.

Exploration

The main focus of the 2019 exploration program at Marigold was to convert Red Dot Mineral Resources into Mineral Reserves. During previous quarters, we conducted exploration drilling for additional Mineral Resources along areas that were north and south of Red Dot, within the Mackay pit and on Valmy target areas such as Crossfire and East Basalt. During the fourth quarter of 2019, we completed a total of 64 reverse circulation ("RC") drill holes for 20,682 meters on these targets.

During the year ended December 31, 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves. In the fourth quarter of 2019, we completed the second phase of confirmation drilling, which included nine core holes for 3,700 meters. Based on the results of these evaluations, we converted Mineral Resources to Mineral Reserves and Red Dot is anticipated to extend the Marigold mine life into the early 2030s, without requiring expansion of the haul fleet or the associated expansion capital.

Exploration at Marigold for the year ended December 31, 2019 was successful in replacing mined depletion and growing Mineral Reserves compared to the year ended December 31, 2018. Including leach pad inventory, year-over-year Probable Mineral Reserves increased by 18%. At the same time, Indicated Mineral Resources (inclusive of Mineral Reserves and leach pad inventory) decreased by 11% due to depletion and model changes. Inferred Mineral Resources declined by 55% to 0.18 million gold ounces (16.2 million tonnes at an average gold grade of 0.35 g/t). Please see the section “Mineral Reserves and Mineral Resources” for more detail on our Mineral Reserves and Mineral Resources.

During the fourth quarter of 2019, we completed 20,825 meters of drilling in 64 RC drill holes at Trenton Canyon. RC drilling for the year amounted to 93,006 meters in 272 drill holes.

Following the exploration release of July 30, 2019, we received another 42 intercepts with grade-thickness products exceeding 20 gram-meters. These results, in addition to earlier published drill assays, contribute to the Mineral Resources reported for the Marigold mine.

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For 2020, we are planning 64,000 meters of RC and core drilling for resource growth at Trenton Canyon, Valmy, East Basalt, Mackay, and on two recently acquired small land parcels internal to Marigold's mineral claims package. This work includes diamond drilling to explore for higher-grade sulphide hosted gold deposits between East Basalt and Trenton Canyon.

Seabee Gold Operation, Canada

	Three months ended				Total
Operating data	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	2019	2018
Total ore milled (t)	87,394	77,465	88,424	90,756	344,039	351,999
Ore milled per day (t/day)	950	842	971	1,008	943	964
Gold mill feed grade (g/t)	7.89	12.39	9.83	8.59	9.56	9.16
Gold recovery (%)	97.9	98.8	98.4	97.2	98.2	97.4

Mining cost ($/t mined)	59	61	53	52	56	56
Processing cost ($/t processed)	29	28	35	28	30	25
General and administrative costs ($/t processed)	59	59	50	53	54	56

Gold produced (oz)	22,069	32,345	26,539	31,184	112,137	95,602
Gold sold (oz)	24,362	28,278	24,276	27,999	104,915	91,410

Realized gold price ($/oz) (1)	1,484	1,480	1,329	1,302	1,398	1,267

Cash costs ($/oz) (1)	505	373	526	467	464	505
AISC ($/oz) (1)	751	715	828	947	812	755

Financial data ($000s)
Revenue	36,142	41,331	32,237	36,431	146,141	115,655
Income from mine operations	13,735	22,134	11,762	13,672	61,303	30,783
Capital expenditures	2,772	5,406	3,358	8,772	20,308	7,054
Capitalized development	3,312	3,352	3,345	3,379	13,388	9,074
Exploration expenditures (2)	1,210	2,131	2,257	3,172	8,770	9,298

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For further information, please refer to “Cautionary Note Regarding Non-GAAP Financial Measures”.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

For the year ended December 31, 2019, the Seabee Gold Operation produced 112,137 ounces of gold, an annual production record and a 17% increase compared to the year ended December 31, 2018. The increase in gold production was mainly due to higher mill feed head grade, in addition to 1,244 ounces (on a gross basis) recovered from sludge, fines and cathodes during the third quarter of 2019.

SSR Mining Inc.	PAGE 6

For the year ended December 31, 2019, the operation milled 344,039 tonnes of ore, a decrease of 2% from the 351,999 tonnes milled during the year ended December 31, 2018. For the year ended December 31, 2019, the average gold mill feed grade was 9.56 g/t, a 4% increase compared to the prior year. The Santoy mine supplied 100% of ore milled, predominantly from long hole stopes.

In the fourth quarter of 2019, the operation produced 22,069 ounces of gold, a 32% decrease from the third quarter of 2019, mainly due to lower gold grades more than offsetting higher milling rates.

In the fourth quarter of 2019, the operation milled 87,394 tonnes of ore compared to 77,465 tonnes in the third quarter of 2019. The mill achieved an average throughput of 950 tonnes per day over the fourth quarter of 2019, a 13% increase compared to the previous quarter, mainly due to increased mill feed from the Santoy mine. During the fourth quarter of 2019, gold mill feed grade was 7.89 g/t, a 36% decrease compared to the third quarter of 2019, as a result of stope sequencing. Gold recovery for the fourth quarter of 2019 was 97.9%, consistent with the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

For the year ended December 31, 2019, cash costs per payable ounce of gold sold were $464, 8% lower than the $505 for the year ended December 31, 2018. The decrease is due primarily to a 15% increase in ounces sold in 2019 as a result of the higher gold mill feed grade, offset partially by higher processing costs.

For the year ended December 31, 2019, AISC per payable ounce of gold sold was $812, 8% higher than the $755 for the year ended December 31, 2018. The increase is due to higher planned capital expenditures in 2019, related mainly to the Tailings Management Facility expansion, offset partially by the decrease in cash costs.

For the fourth quarter of 2019, cash costs per payable ounce of gold sold were $505, 35% higher than the $373 for the third quarter of 2019, due primarily to lower gold grade, 14% fewer ounces sold compared to the third quarter of 2019 and increases in total mining and general and administrative costs.

For the fourth quarter of 2019, AISC per payable ounce of gold sold was $751, compared to $715 in the third quarter of 2019 due to higher cash costs in conjunction with lower ounces sold in the fourth quarter of 2019, offset partially by lower sustaining capital expenditures.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

For the year ended December 31, 2019, we sold 104,915 ounces of gold, a 15% increase compared to the 91,410 ounces of gold sold in during the prior year. We realized an average gold price of $1,398 per ounce during the year ended December 31, 2019 compared to an average realized gold price of $1,267 per ounce during the year ended December 31, 2018.

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In the fourth quarter of 2019, we sold 24,362 ounces of gold, a decrease of 14% compared to the 28,278 ounces of gold sold in the third quarter of 2019. We realized an average gold price of $1,484 per ounce during the fourth quarter of 2019 compared to an average realized gold price of $1,480 per ounce during the third quarter of 2019.

Exploration

In 2019, exploration at Seabee focused on increasing and upgrading Mineral Resources near the Santoy mine through 68,000 meters of drilling from surface and underground. Specific targets included Santoy 8A and Santoy Gap and the recently discovered Inferred Mineral Resources at Gap HW.

For the year ended December 31, 2019, Mineral Reserves decreased by 18%, due to mining depletion; however, the average gold grade is 11% higher compared to the year ended December 31, 2018. As of December 31, 2019, Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased by 23% at an average gold grade of 10.61 g/t as a result of our exploration focus at Gap HW. As of December 31, 2019, Inferred Mineral Resources are 583,000 ounces (2.13 million tonnes at an average gold grade of 8.50 g/t), 21% higher compared to the year ended December 31, 2018, due to conversion and continued exploration activity at Gap HW. Gap HW is now a significant discovery for the Seabee Gold Operation and remains open on strike and at depth. Please see the section “Mineral Reserves and Mineral Resources” for more detail on our Mineral Reserves and Mineral Resources.

During the fourth quarter of 2019, Seabee Gold Operation completed 12,738 meters of underground drilling for a total of 68,158 meters for the year ended December 31, 2019 to convert and extend portions of Santoy 8A, Santoy Gap and Gap HW deposits. The majority of the drilled meters were targeting Gap HW.

For 2020, we are planning to drill 50,000 meters in the area of the Santoy mine and Gap HW as brownfield work, with another 37,000 meters of drilling on greenfield targets on tenures controlled by us. Additionally, we are planning 12,000 meters of greenfield drilling on the Fisher property.

SSR Mining Inc.	PAGE 8

Puna Operations, Argentina
(amounts presented on a 100% basis)

	Three months ended				Total
Operating data	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	2019	2018
Total material mined (kt) (1)	3,244	3,116	3,304	2,618	12,282	897
Waste removed (kt) (1)	2,725	2,531	3,114	2,469	10,839	696
Strip ratio (1)	5.3	4.3	16.4	16.6	7.5	3.5
Ore milled (kt)	400	336	313	345	1,394	1,420

Silver mill feed grade (g/t)	174	165	160	235	184	114
Lead mill feed grade (%)	0.99	0.81	0.71	1.07	0.89	0.92
Zinc mill feed grade (%)	0.63	0.60	0.46	0.46	0.54	0.84
Silver recovery (%)	95.1	93.5	92.4	91.7	93.2	72.1
Lead recovery (%)	91.9	88.1	79.4	83.6	85.8	83.1
Zinc recovery (%)	54.3	49.3	48.1	47.3	49.2	39.3

Mining cost ($/t mined) (1)	2.62	2.76	2.33	2.74	2.60	2.61
Processing cost ($/t milled)	29.53	36.34	32.57	29.62	32.04	18.72
General and administrative costs ($/t milled)	9.11	9.24	8.27	8.02	8.68	7.34

Silver produced ('000 oz)	2,132	1,664	1,486	2,392	7,674	3,747
Silver sold ('000 oz)	2,584	1,505	2,679	927	7,695	3,761

Lead produced ('000 lb) (2)	7,985	5,304	3,879	6,789	23,957	3,107
Lead sold ('000 lb) (2)	9,371	4,119	7,652	2,977	24,119	1,059

Zinc produced ('000 lb) (3)	3,007	2,206	1,539	1,640	8,392	8,775
Zinc sold ('000 lb) (3)	3,067	2,030	5,757	3,218	14,072	2,365

Realized silver price ($/oz) (4)	17.32	17.31	14.92	15.35	16.26	15.92
Realized lead price ($/lb) (4)	0.92	0.94	0.85	0.95	0.90	0.89
Realized zinc price ($/lb) (4)	1.11	1.03	1.28	1.27	1.20	1.21

Cash costs ($/oz) (4)	8.90	14.22	9.80	9.94	10.38	15.91
AISC ($/oz) (4)	11.18	17.36	13.08	19.76	14.06	19.33

Financial Data ($000s)
Revenue	51,263	31,697	44,873	17,556	145,389	54,679
Income (loss) from mine operations	14,915	7,708	4,126	3,584	30,333	(4,151)
Capitalized expenditures (5)	2,134	1,782	1,157	1,543	6,616	9,680
Capitalized stripping	2,565	1,385	6,273	6,191	16,414	—
Exploration expenditures	492	229	65	1	787	462

(1)	Data for 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For further information, please refer to “Cautionary Note Regarding Non-GAAP Financial Measures”.

(5)	Does not include exploration or development of the Chinchillas project or capitalized stripping.

SSR Mining Inc.	PAGE 9

Mine production

For the year ended December 31, 2019, Puna Operations produced a total of 7.7 million ounces of silver, 24.0 million pounds of lead and 8.4 million pounds of zinc. After declaring commercial production at the Chinchillas mine in December 2018, 2019 represented the first full year of Puna Operations milling Chinchillas open pit ore. During the year ended December 31, 2019, ore was milled at an average of 3,819 tonnes per day and contained an average silver grade of 184 g/t. The average silver recovery was 93.2%, a 29% improvement as compared to 2018 when the operation milled primarily low-grade stockpiled ore.

In the fourth quarter of 2019, silver production was 2.1 million ounces, an increase of 28% compared to the third quarter of 2019, due mainly to increased mill throughput and processing of higher-grade ore. During the fourth quarter of 2019, ore was milled at an average of 4,349 tonnes per day. Processed ore in the fourth quarter of 2019 contained an average silver grade of 174 g/t, a 5% increase compared to the third quarter of 2019. The average silver recovery in the fourth quarter of 2019 was 95.1% as mill performance continues to benefit from our Operational Excellence initiatives.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

For the year ended December 31, 2019, cash costs per payable ounce of silver sold were $10.38, a decrease of 35% compared to the year ended December 31, 2018. The decrease is mainly due to increased production as the Chinchillas mine achieved steady state operations, driven by higher silver mill feed grades and recoveries, partially offset by higher unit processing costs, driven by a re-start of the zinc circuit in 2019, the pumping of tailings for in-pit disposal at the Pirquitas plant and higher ore haulage costs.

For the year ended December 31, 2019, AISC per payable ounce of silver sold was $14.06, a decrease of 27% compared to the year ended December 31, 2018. The decrease is mainly due to lower cash costs per payable ounce of silver sold, offset partially by higher capital expenditures, including capital stripping costs, of which the majority were incurred in the first half of 2019.

In the fourth quarter of 2019, cash costs per payable ounce of silver sold were $8.90, a decrease of 37% compared to the third quarter of 2019. The decrease is mainly due to lower per unit operating costs as a result of higher mill throughput and higher by-product credits during the fourth quarter of 2019, driven by higher production resulting from an increase in mill throughput, feed grades, and recoveries.

In the fourth quarter of 2019, AISC per payable ounce of silver sold was $11.18, a decrease of 36% compared to the third quarter of 2019. The decrease is mainly due to lower cash costs per payable ounce of silver sold, offset partially by higher capital expenditures, including capitalized stripping costs during the fourth quarter of 2019.

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Mine sales

Realized silver price is a non-GAAP financial measure. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

For the year ended December 31, 2019, silver sales totaled 7.7 million ounces, an increase of 105% compared to the year ended December 31, 2018. Lead sales totaled 24.1 million pounds and zinc sales totaled 14.1 million pounds. The increase in concentrate sales is mainly due to an increase in production, as 2019 represented the first full year of production at the Chinchillas mine. For the year ended December 31, 2019, realized silver price was $16.26 per ounce, an increase of 2% compared to the previous year.

In the fourth quarter of 2019, silver sales totaled 2.6 million ounces, an increase of 72% compared to the third quarter of 2019. Lead and zinc sales totaled 9.4 million pounds and 3.1 million pounds, respectively, representing increases of 128% and 51%, respectively, compared to the previous quarter. The increase in concentrate sales is mainly due to higher production in the fourth quarter of 2019, driven by higher throughput, feed grades, and recoveries, as well as the timing of concentrate sales.

Exploration

During the fourth quarter of 2019, we completed 2,074 meters of diamond drilling exploring the Granada target. The Granada target is the projected intersection of the north-dipping past producing historic Potosi vein and the south-dipping Cortaderas Breccia vein which hosts much of the current underground Mineral Resources at Pirquitas. We anticipate completing the drilling in 2020 and reporting these results in the first half of 2020.

Chinchillas Project, Argentina

The Chinchillas project was completed in the fourth quarter of 2019 with all project components handed over to operations. The project was completed for an investment of $75 million, approximately $6 million below approved budget.

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Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2020. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in this news release. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".
For the full year 2020, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations
Gold Production	oz	225,000 - 240,000	110,000 - 120,000	—
Silver Production	Moz	—	—	6.0 - 7.0
Lead Production	Mlb	—	—	21.0 - 24.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Costs per Payable Ounce Sold (1)	$/oz	780 - 810	460 - 500	10.50 - 12.00
Capital Expenditures
Sustaining	$M	60	15	15
Growth	$M	—	5	6
Capitalized Stripping / Capitalized Development	$M	20	12	12
Exploration Expenditures
Sustaining	$M	4	1	—
Growth	$M	8	11	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at our operations. See “Cautionary Note Regarding Non-GAAP Financial Measures”.

In 2020, we expect to produce on a consolidated basis, at the midpoint of guidance, approximately 425,000 gold equivalent ounces at gold equivalent cash costs of $740 per payable ounce sold.

At the Marigold mine, gold production is expected to increase in 2020 compared to 2019. Marigold is well-positioned for another record production year as the mine benefits from an additional hydraulic loading unit purchased in 2019, expected to be commissioned in the first quarter of 2020, and continued operational efficiencies. Production is weighted toward the second half of the year as a result of mine sequencing and access to higher grade ore. Capital investments are expected to total $60 million, including $12 million for two replacement haul trucks and $15 million for an additional leach pad to be built in 2020. The continuous build of leach pad capacity will ensure the operation can maintain leach cycle times and gold recoveries at higher ore stacking rates. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $12 million are expected to focus on drill programs at Mackay, Basalt, Valmy and Trenton Canyon with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Exploration expenditures include $2 million for drill testing Trenton Canyon’s sulphide targets.

SSR Mining Inc.	PAGE 12

At the Seabee Gold Operation, we expect to deliver another record gold production year in 2020 as we continue executing our plan of increasing mining rates to support higher sustained mill throughput. Production is weighted to the first half of the year due to access to higher grade ore. Cash costs are expected to remain low between $460 and $500 per payable ounce of gold sold. Sustaining capital investments remain focused on mining equipment and ventilation, with $5 million planned for underground and surface equipment to enable higher mine production. Due to continued exploration success at Seabee, in 2019 we commenced an expansion of tailings storage capacity at the mine. In 2020, investment in the tailings facility expansion is estimated to total $12 million as phase 1 of the project is completed and phase 2 is initiated, with completion expected in 2021. Once completed, Seabee is expected to have tailings capacity for current mill throughput levels into the early 2030s. Non-tailings facility-related capital expenditures are concentrated in the first quarter of 2020 as equipment is delivered over the ice road. Expected capitalized development expenditures of $12 million support higher mining rates and reflect the development strategy for the Santoy complex. Exploration expenditures at Seabee are estimated to total $12 million with a focus on expansion and definition of Santoy Gap Hanging Wall ("Gap HW") and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019.

At Puna Operations, we expect to produce between 6.0 and 7.0 million ounces of silver at cash costs, net of by-products, of between $10.50 and $12.00 per payable silver ounce sold. Production is weighted to the first half of the year due to higher grades, with the majority of capital stripping expected in the second half of the year. Sustaining capital investments of $15 million relate principally to maintenance of mine, mill and power generating equipment. A $6 million investment to replace contracted ore transportation is also planned as the operation focuses on lowering unit operating costs.

At the Pitarrilla project, located in Mexico, we plan to spend $4 million in 2020 as part of a two-year $10 million exploration program related to extending an existing decline to provide drill access to the underground Mineral Resources. An improved geological model from work completed in 2019 indicates strong potential to better define known, high-grade mineralized veining associated with steeply dipping rhyolite dyke contacts. Extending the underground ramp provides access for tighter spaced drilling at better orientations to test the rhyolite dykes and veins for continuity. If infill drilling confirms the continuity of high-grade mineralized structures, there would be potential to enhance the grades of existing Mineral Resources.

At the San Luis project, located in Peru, we expect to commence a detailed mapping program in the area of the existing high-grade gold-silver Mineral Resources in 2020.

Our 2.875% senior convertible notes issued in 2013 (the "2013 Notes"), of which approximately $115 million remain outstanding, provide for investors to put the notes to us at their option (the "Put Option") for repurchase at par, plus accrued and unpaid interest thereon, if any, on February 1, 2020.

On January 31, 2020, we announced that as of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were validly surrendered for purchase. The remaining outstanding 2013 Notes are callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the Indenture governing the 2013 Notes (the "Indenture"). On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. We will redeem all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000 at a

SSR Mining Inc.	PAGE 13

redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into common shares of the Company in accordance with the terms of the 2013 Notes. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

Gold equivalent figures for our 2020 operating guidance are based on a gold-to-silver ratio of 86:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and an exchange rate of 1.30 Canadian dollars to one U.S. dollar. Royalty costs at Marigold were calculated using a gold price of $1,550 per ounce.

Consolidated Financial Summary
(presented in thousands of U.S., dollars, except for per share value)

Selected Financial Data (1)	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018
	$	$	$	$
Revenue	177,603	103,712	606,850	420,675
Income from mine operations (1)	58,913	16,536	170,883	76,845
Gross margin (%) (2)	33	16	28	18
Operating income (1)	43,228	3,061	122,338	29,895
Net income (loss)	19,479	(2,544)	55,757	(31)
Net income (loss) attributable to equity holders of SSR Mining	19,479	(3,486)	57,315	6,379
Basic attributable income (loss) per share	0.16	(0.03)	0.47	0.05
Adjusted attributable income before tax (1)	48,211	(345)	129,419	28,586
Adjusted attributable net income (1)	36,625	4,369	98,215	27,961
Adjusted basic attributable income per share (1)	0.30	0.04	0.81	0.23
Cash generated by (used in) operating activities	48,632	(3,744)	134,198	59,769
Cash used in investing activities	(22,303)	(63,027)	(130,328)	(115,930)
Cash generated by financing activities	(251)	11,903	80,553	20,516

Financial Position	December 31, 2019		December 31, 2018
Cash and cash equivalents	503,647		419,212
Marketable securities	66,453		29,542
Current assets	899,662		733,119
Current liabilities	234,171		83,254
Working capital (3)	665,491		649,865
Total assets	1,750,107		1,521,138

(1)
We report non-GAAP financial measures including adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share to manage and evaluate our operating performance. For further information, please refer to “Cautionary Note Regarding Non-GAAP Financial Measures”.

(2)	Gross margin is defined as income from mine operations divided by revenue.

(3)	Working capital is defined as current assets less current liabilities.

SSR Mining Inc.	PAGE 14

Quarterly financial summary

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

Revenue increased by 71% in the fourth quarter of 2019 compared to the fourth quarter of 2018, mainly due to an 18% increase in gold ounces sold and a 20% increase in realized gold price at our Marigold mine and Seabee Gold Operation, as well as a 177% increase in silver ounces sold and a 20% increase in realized silver price at our Puna Operations.
Income from mine operations of $58.9 million in the fourth quarter of 2019 generated a gross margin of 33% compared to a gross margin of 16% in the fourth quarter of 2018. Compared to the fourth quarter of 2018, income from mine operations generated at all of our operations were higher mainly due to higher average realized prices of gold and silver and higher gold and silver ounces sold. Net income for the fourth quarter of 2019 was $19.5 million, compared to a net loss of $2.5 million in the same quarter of 2018.

Cash generated from operating activities in the fourth quarter of 2019 increased to $48.6 million compared to $3.7 million used in operating activities in the fourth quarter of 2018. All mine operations generated higher margins driven primarily by higher realized gold and silver prices.

Investing activities used $22.3 million of cash in the fourth quarter of 2019. This included expenditures of $18.9 million on plant and equipment, capitalized stripping costs of $3.7 million and underground development costs of $3.3 million, offset partially by $2.2 million of interest received. In the fourth quarter of 2018, we invested $10.6 million in mineral properties, plant and equipment, $18.9 million on the Chinchillas project and $23.1 million on the purchase of marketable securities.

Cash used in financing activities was $0.3 million in the fourth quarter of 2019, compared to cash generated of $11.9 million in the fourth quarter of 2018.

Annual financial summary

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Cautionary Note Regarding Non-GAAP Financial Measures".

Revenue for the year ended 2019 increased by 44% compared to the year ended 2018 mainly due to a 14% increase in gold ounces sold and a 10% increase in realized gold price at our Marigold mine and Seabee Gold Operation, as well as a 105% increase in silver ounces sold and a 2% increase in realized silver price at our Puna Operations.

Income from mine operations for the year ended 2019 of $170.9 million generated a gross margin of 28% compared to a gross margin of 18% for the year ended 2018, primarily due to higher ounces of gold and silver sold and higher average realized prices of gold and silver. Net income for the year ended 2019 was $55.8 million, compared to net loss of $0.0 million for the comparative period 2018.

Cash generated by operating activities for the year ended 2019 increased to $134.2 million compared to $59.8 million for the year ended 2018. The increase is mainly due to higher ounces sold and higher average realized prices of gold and silver.

SSR Mining Inc.	PAGE 15

Investing activities used $130.3 million for the year ended 2019 compared to using $115.9 million for the year ended 2018. In 2019, we invested $55.9 million in plant and equipment, $22.6 million to acquire Trenton Canyon and Buffalo Valley, $23.2 million in capitalized stripping costs, $13.4 million in underground development costs and $11.6 million in the Chinchillas project. We also received $9.7 million of interest. In 2018, we invested $67.7 million in plant and equipment, $60.2 million on the Chinchillas project and $23.1 million in marketable securities, which was partially offset by $63.4 million received from the sale of marketable securities.

Cash generated by financing activities for the year ended 2019 increased to $80.6 million compared to $20.5 million for the year ended 2018. In 2019, we repurchased a portion of our 2013 Notes for $152.3 million and issued the 2019 Notes for net proceeds of $222.9 million. In addition, we received proceeds from stock option exercises of $7.2 million and funding, prior to the acquisition of the non-controlling interest, from our joint venture partner at Puna Operations of $3.7 million. In 2018, we received funding from our joint venture partner for $15.2 million at Puna Operations, as well as proceeds on the exercise of stock options of $5.3 million.

Corporate Summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $503.6 million in cash and cash equivalents as at December 31, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, we issued $230.0 million aggregate principal amount of 2.50% unsecured convertible senior notes (the "2019 Notes") for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes, see the “Capital Resources” discussion in Section 6 of our MD&A.

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding 2013 Notes.

On June 27, 2019, we acquired approximately 8,900 hectares of land contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties (the "Properties") from Newmont Corporation and Fairmile Gold Mining, Inc., net of a 0.5% net smelter returns royalty on the Properties. The aggregate purchase price included $22 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13 million. The acquisition of the Properties increases Marigold's land position by 84%, provides a potential opportunity to increase mineralization and adds multiple zones of mineralization as potential exploration targets.

In August 2019, we completed the purchase of common shares of SilverCrest Metals Inc. ("SilverCrest") pursuant to our equity participation right. Upon closing of the transaction, we owned approximately 9.8% of the issued and outstanding common shares of SilverCrest on a non-diluted basis. As at December 31, 2019, we owned approximately 8.4% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

SSR Mining Inc.	PAGE 16

On September 18, 2019, we closed the acquisition of the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling approximately $32.4 million (the "Transaction"). The Transaction allowed us to consolidate ownership in Puna Operations, streamlined our reporting structure and is expected to allow for cost savings and operational flexibility. The Transaction also provides us with near-term low-risk silver production growth. Under the terms of the Transaction, aggregate consideration consisted of $2.3 million in cash, $11.4 million for the cancellation of the outstanding principal and accrued interest on the non-revolving term loan to Golden Arrow, $18.2 million in common shares of SSR Mining, and $0.5 million for the transfer to Golden Arrow of 4,285,714 of their common shares held by us.

Mineral Reserves and Mineral Resources

At December 31, 2019, our total estimated gold Proven and Probable Mineral Reserves were 4.4 million ounces including Marigold leach pad inventory (230.3 million tonnes at an average gold grade of 0.56 g/t excluding Marigold leach pad inventory) and total estimated silver Proven and Probable Mineral Reserves were 49.7 million ounces (10.4 million tonnes at an average silver grade of 149 g/t) compared to 3.9 million ounces including Marigold leach pad inventory (203.6 million tonnes at an average gold grade of 0.56 g/t excluding Marigold leach pad inventory) and 38.7 million ounces (7.74 million tonnes at an average silver grade of 156 g/t), respectively, at December 31, 2018. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are unchanged from those used to determine the Mineral Reserves estimate at December 31, 2018.

At the Marigold mine, our 2019 exploration program led to an increase in Mineral Reserves. Probable Mineral Reserves increased to 3.9 million ounces of gold (228.8 million tonnes at an average gold grade of 0.49 g/t) at the year ended December 31, 2019, an increase of 18% compared to the year ended December 31, 2018. After consideration of mining depletion in 2019 of 330,000 ounces, 912,000 ounces (51.9 million tonnes at an average gold grade of 0.55 g/t) of Probable Mineral Reserves were added in 2019. The increase in Probable Mineral Reserves is mainly attributable to our successful infill and exploration drilling programs which converted Mineral Resources at Phases 2 and 3 of Red Dot and Mackay. We added 874,000 ounces (53.0 million tonnes at an average gold grade of 0.51 g/t) of gold Probable Mineral Reserves at Red Dot in Phases 2 and 3. Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 4.9 million ounces of gold (301.8 million tonnes at an average gold grade of 0.48 g/t) at December 31, 2019, compared to 5.6 million ounces (354.5 million tonnes at an average gold grade of 0.47 g/t) at December 31, 2018. The reduction is principally due to depletion and revised slope angles. Inferred Mineral Resources declined to 182,000 ounces of gold (16.2 million tonnes at an average gold grade of 0.35 g/t) at December 31, 2019, compared to 404,000 ounces of gold (33.6 million tonnes at an average gold grade of 0.37 g/t) at December 31, 2018, due to conversion in certain areas at Mackay and Red Dot. Both the 3.9 million ounce Probable Mineral Reserve and the 4.9 million ounce Indicated Mineral Resource (inclusive of Mineral Reserves) are inclusive of the respective year's leach pad inventory. For further information regarding our Mineral Reserves and Mineral Resources estimate at Marigold, please see the technical report entitled "NI 43-101 Technical Report on the Marigold mine, Humboldt County, Nevada, U.S.A" dated July 31, 2018.

SSR Mining Inc.	PAGE 17

At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 500,000 ounces of gold at December 31, 2019, compared to 608,000 ounces at December 31, 2018. Proven Mineral Reserves were 117,000 ounces (0.37 million tonnes at an average gold grade of 9.82 g/t) and Probable Mineral Reserves were 383,000 ounces (1.16 million tonnes at an average gold grade of 10.29 g/t). The decrease in Proven and Probable Mineral Reserves was primarily due to depletion. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 1,050,000 gold ounces (3.08 million tonnes at an average gold grade of 10.61 g/t) at December 31, 2019, compared to 856,000 ounces (2.29 million tonnes at an average gold grade of 11.60 g/t) at December 31, 2018. This 23% addition of Measured and Indicated Mineral Resources principally reflects conversion and additions at Gap HW. Measured Mineral Resources are 201,000 ounces (0.49 million tonnes at an average gold grade of 12.69 g/t) at December 31, 2019, compared to 170,000 ounces (0.45 million tonnes at an average gold grade of 11.76 g/t) at December 31, 2018 and Indicated Mineral Resources are 849,000 ounces (2.59 million tonnes at an average gold grade of 10.22 g/t) at December 31, 2019, compared to 686,000 ounces (1.85 million tonnes at an average gold grade of 11.56 g/t) at December 31, 2018.

As at December 31, 2019, Inferred Mineral Resources totaled 583,000 gold ounces (2.13 million tonnes at an average gold grade of 8.50 g/t) compared to 483,000 ounces (1.70 million tonnes at an average gold grade of 8.82 g/t) at December 31, 2018, with the majority of the increase resulting from discovery at Gap HW more than offsetting the conversion at Gap HW to Indicated Mineral Resources. The Gap HW discovery now totals 279,000 ounces (1.15 million tonnes at an average gold grade of 7.52 g/t) classified as Indicated Mineral Resources and an additional 217,000 ounces (0.85 million tonnes at an average gold grade of 7.94 g/t) classified as Inferred Mineral Resources. For further information regarding our Mineral Reserves and Mineral Resources estimate at the Seabee Gold Operation, please see the technical report entitled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017.

At Puna Operations, silver Proven and Probable Mineral Reserves are 49.7 million ounces at December 31, 2019 compared to 38.7 million ounces at December 31, 2018. The increase in reported Mineral Reserves results from our purchase of the remaining 25% interest in Puna Operations, which more than offset depletion and modelling adjustments. Proven Mineral Reserves are 3.8 million ounces (0.81 million tonnes at an average silver grade of 147 g/t) at December 31, 2019 compared to 4.4 million ounces (0.71 million tonnes at an average silver grade of 196 g/t) at December 31, 2018 and Probable Mineral Reserves are 45.9 million ounces (9.6 million tonnes at an average silver grade of 149 g/t) compared to 34.3 million ounces (7.03 million tonnes at an average silver grade of 152 g/t) at December 31, 2018. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 110.7 million ounces of silver within the open pit, underground and stockpiles at both Chinchillas and Pirquitas at December 31, 2019 compared to 89.0 million ounces at December 31, 2018. Measured Mineral Resources were 6.2 million ounces (1.51 million tonnes at an average silver grade of 127 g/t) at December 31, 2019 and Indicated Mineral Resources were 104.5 million ounces (27.4 million tonnes at an average silver grade of 119 g/t). Inferred Mineral Resources are estimated to total 42.7 million ounces (23.2 million tonnes at an average silver grade of 57 g/t) of silver at December 31, 2019, compared to 31.1 million ounces (16.8 million tonnes at an average silver grade of 58 g/t) of silver at December 31, 2018.

SSR Mining Inc.	PAGE 18

Details on Mineral Reserves and Mineral Resources by mine and project including tonnes, grades, ounces and notes, are presented below.

Mineral Reserves and Resources
(As of December 31, 2019)

		Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Gold-Equivalent
	Location	kt	g/t	g/t	%	%	koz	koz	M-lbs	M-lbs	koz

MINERAL RESERVES:

Proven Mineral Reserves
Seabee (2) (UG)	Canada	370	9.82	—	—	—	117	—	—	—	117
Chinchillas (3,4)	Argentina	807	—	146.9	0.56	0.30	—	3,809	10	5	66
Total							117	3,809	10	5	183

Probable Mineral Reserves
Marigold (1)	U.S.	228,763	0.49	—	—	—	3,610	—	—	—	3,610
Marigold Leach Pad Inventory (1)	U.S.						277				277
Seabee (2) (UG)	Canada	1,158	10.29	—	—	—	383	—	—	—	383
Chinchillas (3,4)	Argentina	8,113	—	160.8	1.36	0.37	—	41,944	243	66	832
Chinchillas Stockpiles (3)	Argentina	587	—	114.8	0.57	0.66	—	2,167	7	9	43
Pirquitas Stockpiles (3)	Argentina	870	—	63.9	—	1.43	—	1,789	—	28	48
Total							4,270	45,901	251	102	5,193

Proven and Probable Mineral Reserves
Marigold (1)	U.S.	228,763	0.49	—	—	—	3,610	—	—	—	3,610
Marigold Leach Pad Inventory (1)	U.S.						277				277
Seabee (2) (UG)	Canada	1,528	10.17	—	—	—	500	—	—	—	500
Chinchillas (3,4)	Argentina	10,377	—	149.0	1.14	0.47	—	49,710	260	108	989
Total Proven and Probable							4,387	49,710	260	108	5,376

SSR Mining Inc.	PAGE 19

		Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Gold-Equivalent
	Location	kt	g/t	g/t	%	%	koz	koz	M-lbs	M-lbs	koz

MINERAL RESOURCES:

Measured Mineral Resource (inclusive of Proven Mineral Reserves)
Seabee (2) (UG)	Canada	493	12.69	—	—	—	201	—	—	—	201
Chinchillas (3,4)	Argentina	1,512	—	126.8	0.54	0.37	—	6,165	18	12	114
Pitarrilla (6)	Mexico	12,345	—	90.1	0.70	1.22	—	35,746	190	333	969
Total							201	41,911	208	346	1,284

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Marigold (1)	U.S.	301,760	0.48	—	—	—	4,665	—	—	—	4,665
Marigold Leach Pad Inventory (1)	U.S.						277				277
Seabee (2) (UG)	Canada	2,586	10.22	—	—	—	849	—	—	—	849
Amisk (9)	Canada	30,150	0.85	6.2	—	—	827	5,978	—	—	912
Chinchillas (3,4)	Argentina	23,266	—	101.4	0.98	0.63	—	75,815	502	321	1,776
Chinchillas Stockpile (3)	Argentina	587	—	114.8	0.57	0.66	—	2,167	7	9	45
Pirquitas Stockpile (3)	Argentina	870	—	63.9	—	1.43	—	1,789	—	28	51
Pirquitas (3,5) (UG)	Argentina	2,634	—	292.4	—	4.46	—	24,756	—	259	594
Pitarrilla (6)	Mexico	147,016	—	97.5	0.32	0.87	—	460,728	1,040	2,804	10,003
Pitarrilla (7) (UG)	Mexico	5,430	—	164.9	0.68	1.34	—	28,793	81	160	624
San Luis (8) (UG)	Peru	484	22.40	578.1	—	—	349	9,003	—	—	477
Total							6,967	609,030	1,631	3,580	20,273

Measured and Indicated Mineral Resources (inclusive of Mineral Reserves)
Marigold (1)	U.S.	301,760	0.48	—	—	—	4,665	—	—	—	4,665
Marigold Leach Pad Inventory (1)	U.S.						277				277
Seabee (2) (UG)	Canada	3,079	10.61	—	—	—	1,050	—	—	—	1,050
Amisk (9)	Canada	30,150	0.85	6.2	—	—	827	5,978	—	—	912
Chinchillas (3,4) + Pirquitas (3,5)	Argentina	28,870	—	119.3	0.83	0.99	—	110,692	528	628	2,579
Pitarrilla (6,7) (OP + UG)	Mexico	164,791	—	99.1	0.36	0.91	—	525,267	1,312	3,297	11,596
San Luis (8) (UG)	Peru	484	22.40	578.1	—	—	349	9,003	—	—	477
Total Measured and Indicated							7,168	650,941	1,839	3,925	21,557

Inferred Mineral Resources
Marigold (1)	U.S.	16,194	0.35	—	—	—	182	—	—	—	182
Seabee (2) (UG)	Canada	2,132	8.50	—	—	—	583	—	—	—	583
Amisk (9)	Canada	28,653	0.64	4.0	—	—	589	3,693	—	—	642
Chinchillas (3,4)	Argentina	22,172	—	49.9	0.55	0.83	—	35,558	268	407	1,096
Pirquitas (3,5) (UG)	Argentina	1,080	—	206.9	—	7.45	—	7,185	—	177	267
Pitarrilla (6)	Mexico	8,524	—	77.4	0.18	0.58	—	21,213	33	108	429
Pitarrilla (7) (UG)	Mexico	1,230	—	138.1	0.89	1.25	—	5,461	24	34	128
San Luis (8) (UG)	Peru	20	5.60	272.0	—	—	4	175	—	—	6
Total Inferred							1,358	73,286	325	726	3,334

SSR Mining Inc.	PAGE 20

Notes to Mineral Reserves and Mineral Resources Table
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The Mineral Reserves and Mineral Resources estimates have been reviewed and approved by Samuel Mah, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Vice President, Exploration, each of whom is a qualified person as defined under NI 43-101.
All Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Mineral Reserves and Mineral Resources figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserves and Mineral Resources estimates are as at December 31, 2019.
Mineral Reserves are estimated using the following commodity prices: $1,250 per ounce of gold; $18.00 per ounce of silver; $1.00 per pound of zinc; and $0.90 per pound of lead. Additional modifying parameters such as mine recovery, dilution, metallurgical recovery and geotechnical are appropriately taken into consideration. Mineral Resources are estimated using the following commodity prices: $1,400 per ounce of gold; $20.00 per ounce of silver; $1.30 per pound of zinc; and $1.10 per pound of lead, except as noted below for each of the San Luis project and the Amisk project.
All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.ssrmining.com.
Marigold Mine

(1)
Except for updates to cost parameters, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated July 31, 2018 (the "Marigold Technical Report"). For additional information about the Marigold mine, readers are encouraged to review the Marigold Technical Report.

Mineral Reserves estimate was prepared under the supervision of Jeremy W. Johnson, SME Registered Member, a qualified person and our Technical Services Superintendent at the Marigold mine. Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, our Exploration Manager at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), our Resource Manager, Corporate, each of whom is a qualified person.

Mineral Reserves are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at a cut-off grade of 0.065 g/t payable gold, which includes a calculation for royalty and metallurgical recovery within the block model. On-site costs incorporate the appropriate amount for sustaining capital within the respective average unit costs for mining of $1.91 per tonne mined, processing of $1.68 per tonne placed (heap leach), and site general of $0.74 per tonne placed.

Seabee Gold Operation

(2)
Except for updates to cost parameters, mill recovery and dilution to include recent operating results, and resource modeling techniques based on recommendations set forth in the technical report entitled “NI 43- 101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 (the “Seabee Gold Operation Technical Report”), all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Seabee Gold Operation Technical Report. For additional information about

SSR Mining Inc.	PAGE 21

the Seabee Gold Operation, readers are encouraged to review the Seabee Gold Operation Technical Report.

Mineral Reserves estimate was prepared under the supervision of Kevin Fitzpatrick, P.Eng., a qualified person and our Engineering Supervisor at the Seabee Gold Operation. Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a qualified person and our Manager Geology, Mining Operations at the Seabee Gold Operation.

Mineral Reserves are reported at a cut-off grade of 3.44 g/t gold. On-site costs include the average costs for mining of $54.17 per tonne processed, process and surface transport of $38.16 per tonne processed, and site general costs of $75.65 per tonne processed. The overall metallurgical recovery is 98.0% for gold.

Puna Operations

(3)
Mineral Reserves estimates for Minera Pirquitas S.A. Operations was prepared under the supervision of Robert Gill, P.Eng., a qualified person and our General Manager at Minera Pirquitas S.A. Operations. Mineral Resources estimate was prepared under the supervision of F. Carl Edmunds, P.Geo., a qualified person and our Vice President, Exploration.

(4)
Mineral Reserves for Chinchillas Mine are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at a net smelter return (“NSR”) cut-off value of $44.11 per tonne, which incorporates the appropriate metallurgical recoveries and an amount for sustaining capital. On-site costs include the average costs for mining of $3.03 per tonne mined, surface transport cost of $9.80 per tonne hauled, rehandling cost of $1.93 per tonne crushed, processing of $16.89 per tonne processed, and site general costs of $9.70 per tonne processed.

(5)
Mineral Resources for Pirquitas Underground are reported below the as-built open pit topographic surface above an NSR cut-off value of $100.00 per tonne. Additional factors of dilution, mine recovery and the requisite development costs were considered to exclude any potentially uneconomical stope shapes.

Pitarrilla Project

(6)
Mineral Resources amenable to conventional open pit mining method are constrained within conceptual pit shell at an NSR cut-off value of $16.38 per tonne (leach) or $16.40 per tonne (flotation), which incorporates the appropriate metallurgical recoveries for the respective concentrates and off-site charges.

(7)
Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource shell above an NSR cut-off value of $80.00 per tonne, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

San Luis Project

(8)	Mineral Resources are reported at a cut-off grade of 6.0 g/t gold equivalent, using metal price assumptions of $600.00 per ounce of gold and $9.25 per ounce of silver.

Amisk Project

(9)
Mineral Resources estimate was prepared by Glen Cole, P.Geo., Principal Resource Geologist, SRK Consulting (Canada) Inc., a qualified person. Mineral Resources are reported at a cut-off grade of 0.40 g/t gold equivalent, using metal price assumptions of $1,100 per ounce of gold and $16.00 per ounce of silver.

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Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical information contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, February 21, 2020, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 3955
All other callers:	+1 (412) 317-0088, replay code 3955

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

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For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: forecasts; outlook; guidance; future production of gold, silver and other metals; timing of production; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves and to define additional Mineral Resources; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; timing of production and production levels at the Marigold mine, the Seabee Gold Operation and Puna Operations; achieving production records in 2020 at each of the Marigold mine and the Seabee Gold Operation; expected increase in access to higher grade ore at the Marigold mine and Seabee Gold Operation in 2020; expected increase in mining rates and mill throughput at the Seabee Gold Operation in 2020; expected capital, exploration and development expenditures; expected timing and benefits of the commissioning of the additional hydraulic loading unit at the Marigold mine in early 2020 and the construction of an additional leach pad at the Marigold mine in 2020; expected cost and timing of completion of the first and second phase of the expansion to tailings capacity at the Seabee Gold Operation in 2020 and 2021, respectively; upon completion of the Tailings Facility Expansion, expected tailings capacity for current mill throughput levels at the Seabee Gold Operation into the early 2030s; our expected drill programs at the Marigold mine, the Seabee Gold Operation and Puna Operations; estimated mine life and extensions thereof, including anticipated extension of the mine life of the Marigold mine into the early 2030s, without requiring expansion of mining fleet or the associated expansion capital; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing, focus and results of our exploration and development programs; the investments made in the Marigold mine and the Seabee Gold Operation benefiting future periods; the expected high inflation rates in Argentina generally offsetting the benefits of the devaluation of the currency; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in gold prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.

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These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental,

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health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to our MD&A, available on www.sedar.com under the heading “Non-GAAP Financial Measures” for a more detailed discussion of how we calculate certain of such measures and a reconciliation of certain measures to GAAP terms.

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